CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in this Registration Statement on Form N-1A of our report dated November 25, 2002, relating to the financial statement of Strong Florida Municipal Money Market Fund, which also appears in such Registration Statement. We also consent to the references to us under the heading "Independent Accountants" in such Registration Statement.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
November 25, 2002